19

AB 3/6/03

03014740

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STATE STREET RESEARCH INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FINANCIAL CENTER
(No. and Street)

BOSTON (City) MA (State) 02111-2690 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS A. ROMICH 617 357-1311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

200 BERKELEY STREET (Address) BOSTON (City) MA (State) 02116-5022 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAR 03 2003
PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/19

OATH OR AFFIRMATION

I, DOUGLAS A. ROMICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STATE STREET RESEARCH INVESTMENT SERVICES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Massachusetts)
)ss.
County of Suffolk)

Subscribed and sworn before me this 24th day of February, 2003.

Signature

~~Senior Vice President & Controller~~
Title

Notary Public
Amy L. Simmons My commission expires 7/11/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Street Research Investment Services, Inc. (A Wholly Owned Subsidiary of State Street Research & Management Company)

(SEC ID No. 35442)

Independent Auditors' Report

Financial Statements and Supplemental Schedule
Year Ended December 31, 2002
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of State Street Research
Investment Services, Inc.:

We have audited the following consolidated financial statements of State Street Research Investment Services, Inc. (a wholly owned subsidiary of State Street Research & Management Company) (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of the Company as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2003

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 18,752,216
Advisory and distribution fees receivable	2,609,248
Accounts receivable from Parent	1,681,303
Accounts receivable - other	1,946,225
Amount due from affiliates (Note 5)	300,662
Furniture and equipment (Net of accumulated depreciation of $1,045,989) (Note 2)	2,045,369
Leasehold improvements (Net of accumulated amortization of $2,894,826) (Note 2)	404,243
Deferred dealer commissions (Net of accumulated amortization of $125,382,952) (Note 2)	34,166,013
Other assets	715,618
TOTAL ASSETS	$ 62,620,897
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 14,146,064
Deferred income taxes (Note 5)	6,147,393
Total liabilities	20,293,457
STOCKHOLDER'S EQUITY:	
Common stock, par value, $1.00 per share; 300,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	156,653,000
Accumulated deficit	(114,326,560)
Total stockholder's equity	42,327,440
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 62,620,897

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

INCOME:	
Distribution fees	$39,675,125
Administrative fees from Parent	23,861,670
Commission and other income	2,119,617
Total income	65,656,412
EXPENSES:	
Commissions on mutual fund shares sold	25,860,809
Amortization of deferred dealer commissions	11,385,184
Compensation and benefits	26,117,630
Mutual fund promotion	5,179,514
Mutual fund expense reimbursements (Note 6)	4,327,681
Other expenses	3,855,981
Total expenses	76,726,799
LOSS BEFORE CREDIT FOR INCOME TAXES	(11,070,387)
CREDIT FOR INCOME TAXES (Note 5)	4,081,370
NET LOSS	$ (6,989,017)

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, JANUARY 1, 2002	1,000	$ 1,000	$ 148,653,000	$ (107,337,543)	$ 41,316,457
Capital contributed by Parent	-	-	8,000,000	-	8,000,000
Net loss	-	-	-	(6,989,017)	(6,989,017)
BALANCE, DECEMBER 31, 2002	1,000	$ 1,000	$ 156,653,000	$ (114,326,560)	$ 42,327,440

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:	
Net loss	$ (6,989,017)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	1,044,245
Amortization of deferred dealer commissions	11,385,184
Payment of deferred dealer commissions	(12,554,804)
Contingent deferred sales charges collected	6,975,667
Federal income tax benefit, net	(4,643,819)
Changes in:	
Advisory and distribution fees receivable	1,425,783
Accounts receivable from Parent and other	3,152,753
Other assets	(1,929,148)
Accounts payable and accrued expenses	2,995,555
Net cash provided by operating activities	862,399
CASH FLOWS FROM INVESTING ACTIVITIES –	
Capital expenditures	(1,567,139)
CASH FLOWS FROM FINANCING ACTIVITIES –	
Capital contribution by Parent	8,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,295,260
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,456,956
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 18,752,216

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary Of State Street Research & Management Company)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

State Street Research Investment Services, Inc. (the "Company") provides management, distribution and administrative services to registered investment companies and also acts as their principal underwriter. The Company's business and results of operations are, to some extent, affected by the performance of both the financial markets and the United States economy. The Company, a wholly owned subsidiary of State Street Research & Management Company ("SSRM" or the "Parent"), which is a wholly owned subsidiary of Metropolitan Life Insurance Company ("Metropolitan Life"), was organized and commenced operations in January 1986.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Distribution and Administrative Fees – Distribution and administrative fees generally are calculated as a percentage of net assets under management and are accrued as earned. Administrative fees represent compensation for administrative services provided to mutual funds managed by SSRM.

Cash Equivalents – Liquid investments with maturities of less than three months are considered to be cash equivalents. Included in cash and cash equivalents is $4,020,904 invested in an affiliated money market fund at December 31, 2002.

Investments – The Company records investments held at fair market value with realized and unrealized gains or losses reflected directly in the statement of operations.

Furniture, Equipment, and Leasehold Improvements – Fixed assets are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the lesser of their estimated lives or related lease terms. Depreciation and amortization of fixed assets totaled $1,044,245 in 2002.

Deferred Dealer Commissions and Distribution Fees – The Company pays dealer commissions on certain sales of mutual fund shares for which it acts as principal underwriter, and it is entitled to receive contingent deferred sales charges (redemption fees) on certain redemptions of Class B shares by mutual fund shareholders. These dealer commissions are capitalized and amortized over the period that these fund shares are subject to redemption fees. Redemption fees received by the Company are credited to deferred dealer commissions. Distribution fees represent amounts received from certain mutual funds pursuant to distribution plans under Rule 12b-1 of the Investment Company Act of 1940.

The Company periodically evaluates the recoverability of deferred dealer commissions by assessing whether the unamortized asset can be recovered over its remaining life through an analysis of net undiscounted future cash flows related to the asset. If such assessments indicate that the undiscounted cash flows are not sufficient to recover the recorded carrying value, the assets are adjusted to fair value. No such impairments were recorded in the period presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation – In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

Per APB No. 25, no compensation expense has been recognized in the statement of operations for options granted with strike prices at fair market value. Had compensation expense been determined under the fair market value method contained in SFAS No. 123, the Company's net loss for 2002 would have been increased to the pro forma amount indicated below:

	2002
Net Loss:	
As reported	$ (6,989,017)
Pro forma	(7,019,679)

The fair market value of each option granted included in the pro forma net loss shown above is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2002: dividend yield of 1.5%; expected volatility of 30%; risk-free interest rate of 5.7%; and expected life of seven years in 2002. The compensation cost generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder. The weighted average fair market value of options granted during the year-ended December 31, 2002 was $54.51 per share.

Income Taxes – For federal income tax purposes, the Company's accounts are included in the consolidated returns filed by Metropolitan Life. The Company files consolidated state income tax returns with certain subsidiaries of Metropolitan Life. Federal income taxes represent an agreed-upon allocation from Metropolitan Life. Under this allocation methodology, Metropolitan Life subsidiaries with taxable income record taxes at the applicable statutory rate. Subsidiaries with tax losses receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, measured by applying currently enacted tax rates.

Fair Value of Financial Instruments - The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows.

The amounts reported in the financial statements for cash and cash equivalents; advisory and distribution fees receivable; accounts receivable from Parent; accounts receivable – other; and accounts payable and accrued expenses approximate fair value because of the short maturities of these instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements –

Accounting for Asset Retirement Obligations – In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. The Company believes that the adoption of SFAS No. 143 will not have a material impact on its financial condition, results of operations, or cash flows.

Accounting for the Impairment or Disposal of Long-Lived Assets – In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. The Company has adopted SFAS No. 144 and has determined that it did not have a material impact on its financial condition, results of operations, or cash flows.

Accounting for Stock-Based Compensation Transition and Disclosure – In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," which amends SFAS No. 123, effective for fiscal years beginning after December 15, 2002. This statement provides alternative transition methods for voluntary changes to the fair market value method of accounting for stock-based employee compensation. It requires prominent disclosures in both annual and interim financial statements regarding the accounting method utilized and its effect on reported results. The Company has determined that it has met the required disclosure requirements of SFAS No. 148 (See Note 3 and Significant Accounting Policies) and that it did not have a material impact on its financial condition, results of operations, or cash flows.

Accounting for Guarantor and Disclosure Requirements for Guarantees- In November 2002, the FASB issued interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on disclosures to be made by a guarantor about its obligations and requires recognition of a liability for fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective for guarantees issued or modified as of December 31, 2002. The Company believes that the adoption of FIN 45 will not have a material impact on its financial condition, results of operations, or cash flows.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

3. EMPLOYEE BENEFIT AND INCENTIVE COMPENSATION PLANS

Employees of the Company participate in employee benefit plans with SSRM, including a defined benefit pension plan, a retirement savings plan under Section 401(k) of the Internal Revenue Code, a retirement savings plan, and the Long-Term Earnings Participation Program.

Defined Benefit Pension Plan – On December 31, 1994, the Company froze all accrued benefits under the defined benefit pension plan and closed this plan to new participants. Participant benefits as of that date became fixed and will not change with salary increases or additional years of service.

3. EMPLOYEE BENEFIT AND INCENTIVE COMPENSATION PLANS (CONTINUED)

401(k) and Retirement Savings Plans – Costs related to the 401(k) plan, into which all employees are eligible to make voluntary contributions, were $319,247 in 2002. Under the provisions of the retirement savings plan, SSRM contributes 5% of each employee's base salary into an account, subject to certain length of service and vesting limitations. Costs related to this plan were $534,043 in 2002.

Long-Term Earnings Participation Program – Participants selected by SSRM's Board of Directors earn amounts based upon a formula applied to certain annual financial results. Costs related to this program were $258,658 in 2002.

Incentive Compensation Plan – Participants receive annual payments based on specified percentages of base salary, which are related to individual performance measured by documented criteria and other considerations. All employees are eligible to participate in the plan. Costs related to this plan were $1,996,822 in 2002.

Stock-Based Compensation Plan – Under the SSRM Holdings, Inc. (SSRM's Parent) 2002 Equity Compensation Plan (the "Plan"), the Company, with the approval of the Parent, may grant non-qualified stock options of Common Stock of SSRM Holdings, Inc. ("Holdings") at fair market value and sell or grant restricted shares of Common Stock of Holdings to key employees of the Company. Awards of Holdings' Common Stock and stock options may be made under the Plan with respect to a maximum of 1,990,000 shares, which would represent approximately 19.9% of the total outstanding shares of Holdings on a fully diluted basis. At December 31, 2002, there were 1,921,591 of Holdings' shares available for grant.

During 2002, stock option transactions under the Plan for the benefit of employees of the Company were as follows:

	2002	
	Options on Common Stock	Weighted Average Exercise Price
Balance, beginning of year	-	$ -
Granted	12,029	54.51
Exercised	-	-
Forefeited	(1,453)	54.51
Balance, end of year	10,576	$54.51
Options exercisable at year-end	-	$ -

3. EMPLOYEE BENEFIT AND INCENTIVE COMPENSATION PLANS (CONTINUED)

Stock option grants have a ten-year life and vest over a three-year period as stipulated in each grant. The fair market value of stock options is determined under the valuation methodology as outlined under the Plan. This methodology is intended to approximate fair market value, and is subject to change should it not provide approximate fair market value. The following table summarizes stock options outstanding under the Plan at December 31, 2002:

Exercise Price	Outstanding at December 31, 2002	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable at December 31, 2002	Weighted Average Exercise Price
$ 54.51	10,576	$ 54.51	9.3 years	-	$ -

4. RELATED-PARTY TRANSACTIONS

Certain costs paid by SSRM are allocated to the Company based on a formula, which approximates the Company's contribution to the consolidated group. The Company shares office space, administrative services and certain personnel with SSRM. Specifically identifiable direct and indirect expenses are allocated between the Company and SSRM based upon the entity benefited. Additionally, the Company has entered into certain agreements with SSRM for providing investment and administrative services. Under the terms of these agreements, the Company provides certain services in exchange for fees calculated as a percentage of mutual fund assets managed by SSRM.

Under a Shareholders' Administrative Services Agreement, the mutual funds reimburse the Company for its costs in providing certain shareholder administrative services. These reimbursements amounted to $13,360,519 for December 31, 2002. Such costs include, but are not limited to, compensation and benefits, occupancy, and expenses for furniture, equipment and leasehold improvements.

Under an Administration Agreement, established in May 2000, the mutual funds reimburse the Company for certain administrative costs incurred in providing services to the mutual funds. These reimbursements amounted to $1,900,121 for December 31, 2002.

The Company received a capital contribution from SSRM of $8,000,000 during the year.

Certain of the Company's directors are officers of the Company or its Parent.

5. INCOME TAXES

The credit for income taxes for the year ended December 31, 2002 consists of:

Current:	
Federal	$(3,778,072)
Deferred:	
Federal	7,623,458
State	235,984
	7,859,442
Total	$ 4,081,370

The credit for federal income taxes results from an allocated benefit from Metropolitan Life under its corporate tax allocation policy. The provision for income taxes differs from the amount of income tax determined by applying the 35% U.S. statutory federal income tax rate to pretax income from continuing operations as the result of state taxes and miscellaneous non-deductible items.

The Company joins with Metropolitan Life and Metropolitan Life's includable affiliates in filing a consolidated federal income tax return. The consolidating companies have executed a tax allocation agreement. Under this agreement, the current federal income tax benefit is computed on a separate-return basis and provides that members shall receive reimbursement to the extent that their losses and other credits reduce consolidated federal income tax expense. Pursuant to the tax allocation agreement, the amount due from affiliates is $300,662.

Deferred tax (liabilities) and assets at December 31, 2002 are as follows:

Deferred dealer commissions	$(17,051,719)
Depreciation	(196,185)
Other	(649,506)
Gross deferred tax liability	(17,897,410)
Gross deferred tax asset	12,504,752
Valuation allowance	(754,735)
Deferred tax liability, net	$ (6,147,393)

As of December 31, 2002, the net deferred tax liability includes a benefit of $754,735 resulting from state net operating loss carry forwards. This benefit is offset by a valuation allowance of $754,735. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred tax asset for net operating loss carry forwards will not be utilized. The benefit will be recognized when management believes that it is more likely than not that the deferred tax asset is realizable.

6. COMMITMENTS AND CONTINGENCIES

The Company has voluntarily agreed to limit expenses of certain registered investment companies for which it acts as administrator. Expense reimbursements for 2002 amounted to $4,327,681.

In the normal course of its business, the Company has entered into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, outsourcing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, and service agreements. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. The foregoing agreements generally do not contain any limits on the Company's liability and therefore, it is not possible to estimate the Company's potential liability under these indemnities.

In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Company also maintains insurance policies that may provide coverage against certain of these claims.

7. SIGNIFICANT CUSTOMERS

In 2002, revenue from State Street Research Aurora Fund and State Street Research Investment Trust each accounted for company revenue of 37% and 16%, respectively.

8. NET CAPITAL

The rules of the Securities and Exchange Commission Uniform Net Capital Rule require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $5,811,232 in comparison with the minimum requirement of $843,709. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 2.18 to 1.

9. EXEMPTION FROM RULE 15c3-3

As of December 31, 2002, the Company was exempt from Rule 15c3-3 of the Securities and Exchange Commission under the provisions of subparagraph (k)(l) thereof.

* * * * * *

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

NET CAPITAL:		
Total stockholder's equity		$ 42,327,440
Debit items:		
Deferred dealer commissions	$ 28,164,928	
Furniture, equipment and leasehold improvements, net	2,449,612	
Prepaid expenses	680,268	
Nonqualifying investments	35,350	
Nonqualifying receivables	4,597,089	
Affiliate receivables	300,662	36,227,909
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		6,099,531
HAIRCUTS ON SECURITIES POSITIONS		(288,299)
NET CAPITAL		$ 5,811,232
AGGREGATE INDEBTEDNESS		$ 12,655,627
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER DEALERS (The greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 843,709
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 4,967,523
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.18 to 1

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002 (CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2002)

NET CAPITAL AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$	7,219,925
Audit adjustments to reduce short-term incentive accruals		427,143
Audit adjustments to record deferred gain on B shares		(1,835,836)
NET CAPITAL	$	5,811,232

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
State Street Research Investment Services, Inc.

In planning and performing our audit of the financial statements of State Street Research Investment Services, Inc. (a wholly owned subsidiary of State Street Research & Management Company) (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with practices or procedures may deteriorate.

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Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including controls for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management of State Street Research Investment Services, Inc., the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2003